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Washington, DC

December 22, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Capital Increase of the Company's Subsidiary dated December 17, 2008
- Notice of Additional Acquisition of Shares of Subsidiary to be Wholly-owned dated December 17, 2008

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

December 17, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Capital Increase of the Company's Subsidiary

At a meeting of the Board of Directors held on December 17, 2008, the Company decided to underwrite the entire amount of a capital increase to be conducted by Bell-Net Credit Co., Ltd. ("Bell-Net Credit"), a wholly owned consolidated subsidiary of the Company.

Description

1. Reason for underwriting the capital increase

   Bell-Net Credit belongs to the "Advanced Finance Business" of the Company Group and provides financial services in South Korea. Bell-Net Credit will increase capital to strengthen its financial base equity capital ratio, and the Company, as parent company of Bell-Net Credit, will acquire the entire amount of such capital increase.

2. Outline of Bell-Net Credit

(1) Company Name	Bell-net Credit Co., Ltd.
(2) Representative	Toshiyuki Ishihara
(3) Location	Seoul, South Korea
(4) Established	October 24, 2002
(5) Line of business	Financial services
(6) Fiscal year end	December 31
(7) Paid-in capital	9,250 million won
(8) Number of shares issued	1,850,000 shares
(9) Shareholding ratio of the Company	100%

3. Outline of the capital increase

(1) Number of shares to be issued	4,400,000 shares
(2) Number of shares issued after capital increase	6,250,000 shares
(3) Issue price	5,000 won per share
(4) Total issue price	22,000 million won
(5) Paid-in capital after capital increase	31,250 million won
(6) Closing date	December 18, 2008 (planned)
(7) Purchaser	Belluna Co., Ltd. (100%)

4. Impact on business performance

   This capital increase will have a negligible impact on the business performance of the Company for the current fiscal year.

- END -

Disclaimer: This is an English translation of the captioned release. This translation is prepared and provided for the purpose of the reader's convenience. All readers are recommended to refer to the original version in Japanese of the release for complete information.

December 17, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Additional Acquisition of Shares of Subsidiary to be Wholly-owned

The Company is pleased to announce that a meeting of its Board of Directors held on December 17, 2008 passed a resolution authorizing the Company to make Ozio Co., Ltd. ("Ozio"), a consolidated subsidiary, into a wholly owned subsidiary by acquiring all of its shares.

Description

1. Purpose of Having Wholly Owned Subsidiary

(1) Purpose of having a wholly owned subsidiary

The Company Group operates businesses in six segments, namely the Catalog Business, Single-Item Mail Order Business, Advanced Finance (AF) Business, BOT (Belluna Operation Trust) Business, Property Business, and Other Business. The various operating environments have become difficult following the worldwide economic downturn. The Group has consequently been working to improve profitability by concentrating its corporate resources on the Mail Order Business, especially the Catalog Business, which is our core business segment.

Consolidated subsidiary Ozio Co., Ltd., operating in our Single-Item Mail Order Business, mainly sells cosmetics. Since the Single-Item Mail Order Business is an important profit center of the Group, the Company needs to strengthen its business base by reinforcing Ozio's competitiveness.

After considering the difficult operating environment we are facing, the Company decided to make Ozio a wholly owned consolidated subsidiary to achieve sustainable growth and development. The Company believes that full consolidation is the best way to strengthen the Group-wide internal system and enhance corporate value.

(2) Measure to prevent conflict of interest

Kiyoshi Yasuno, Representative Director of the Company, and Junko Shishido, a Director of the Company, did not take part in the resolution at the Board of Directors' meeting that authorized the Company to conclude a stock purchase agreement with Ozio because they have an interest in the matter.

2. Overview of Ozio (as of September 30, 2008)

(1) Company Name	Ozio Co., Ltd.
(2) Line of business	Sales of cosmetics
(3) Established	March 23, 2000
(4) Address	Ark M Building, Naka-cho 1-chome, Ageo-city, Saitama, Japan
(5) Representative Director	Akiko Yasuno

(6) Paid-in capital 105 million yen
(7) Number of shares issued 2,200 shares
(8) Fiscal year end March 31
(9) Number of employees 223
(10) Major shareholders and shareholding ratios

Belluna Co., Ltd	81.82%
Kiyoshi Yasuno	11.36%
Junko Shishido	1.14%
(Two others)	5.68%

3. Overview of Stock Acquisition

The Company will acquire Ozio's stock from the following shareholders by negotiation.

Shareholder	Number of shares to be acquired
Kiyoshi Yasuno	250 shares
Junko Shishido	25 shares
Two others	125 shares

4. Number of Shares to be Acquired and Change in Shareholding Upon Acquisition

(1) Number of shares held by the Company prior to acquisition

1,800 shares (shareholding ratio: 81.82%)

(2) Number of shares to be acquired

400 shares

(3) Number of shares held by the Company after acquisition

2,200 shares (shareholding ratio: 100.00%)

Note: After obtaining a third party institution's assessment that the estimated stock acquisition price was fair and reasonable, along with the approval of the Board of Directors, the Company negotiated with Ozio and agreed on the acquisition price.

5. Schedule

December 17, 2008	Resolution passed by the Board of Directors
December 17, 2008	Stock purchase agreement concluded
December 24, 2008	Stock to be transferred (planned)

6. Impact on Business Performance

Since Ozio has been a consolidated subsidiary of the Company, the impact of the acquisition on business performance for this fiscal year will be negligible.

- END -

END